Exhibit 99.(a)(5)(ii)

H&Q LIFE SCIENCES INVESTORS

ANNOUNCES PRELIMINARY RESULTS OF TENDER OFFER

Boston, MA, June 1, 2011 — H&Q Life Sciences Investors (NYSE: HQL) (the “Fund”) announced today the preliminary results of its tender offer to acquire up to 35% of its outstanding shares (“Shares”) for cash at a price equal to 98% of the Fund’s net asset value per share as of the close of regular trading on the New York Stock Exchange on the business day immediately following the day the offer expires (the “Tender Offer”).  The Tender Offer expired at 11:59 p.m., Eastern time, on May 31, 2011.

Based on current information, approximately 11,547,395.4354 Shares, or approximately 52% of the Fund’s Shares outstanding, were tendered through the expiration date.  Because the number of Shares tendered exceeds 35% of the outstanding Shares, the Fund will purchase properly tendered Shares pro-rata based on the number of Shares properly tendered by each shareholder.  Shareholders cannot be assured that all of their tendered Shares will be purchased by the Fund.

No more than 7,796,312 properly tendered Shares will be accepted for cash payment at a price equal to 98% of the Fund’s NAV as of the close of regular trading on the New York Stock Exchange on June 1, 2011.  The final number of Shares validly tendered and accepted pursuant to the Tender Offer will be announced at a later date.

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H&Q Life Sciences Investors is a closed-end fund that invests in public and private companies in the life sciences industry. Hambrecht & Quist Capital Management LLC, based in Boston, serves as Investment Adviser to the Fund. Shares of the Fund can be purchased on the New York Stock Exchange through any securities broker.

For more information about H&Q Life Sciences Investors, please visit www.hqcm.com.